UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41916

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Silynxcom Ltd.

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7 Giborei Israel
Netanya, 4250407
Israel
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are Silynxcom Ltd.’s (the “Company”) Notice of Special and Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy Card for the Special and Annual General Meeting of Shareholders to be held on Tuesday, December 30, 2025 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share, of the Company at the close of business on December 2, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meeting for the Special and Annual General Meeting of Shareholders
99.2	Proxy Statement for the Special and Annual General Meeting of Shareholders
99.3	Form of Proxy Card for the Special and Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.
Date: November 25, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer